SAND INTERNATIONAL, INC.

13 STUSA STREET

ZVIRKA UKRAINE 8000

PHONE: +011-380-325728055

EMAIL:SANDINTERNATIONALINC@GMAIL.COM

September 12, 2014

Mr. Garrison

United States

Securities and Exchange Commission

Division of Corporate Finance

Washington, DC 20549

Re: Sand International, Inc.

       Registration Statement on Form S-1

       Filed May 27, 2014

       File No. 333-196342

Dear Mr. Garrison:

This letter shall serve as the request of Sand International, Inc. pursuant to Rule 461, to accelerate the effectiveness of the above-referenced registration statement on Tuesday, September 16, 2014, 9:00AM EST, or the soonest practicable date thereafter. We are aware of our filing obligations under the Securities Act of 1933, as amended, and intend to fully comply therewith.

We also make the following representations:

•

should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you very much for your kind cooperation and assistance in this matter.

Very truly yours,

Sand International, Inc.

By: /s/ Aliaksandr Savelyeu

____________________________

Name: Aliaksandr Savelyeu

Title: President, Treasurer and Secretary (Principal Executive, Financial and Accounting Officer)